EXHIBIT (a)(11)
                                                               ---------------

FOR IMMEDIATE RELEASE:
----------------------

         Contact:
         --------
         Hasbro:  Wayne S. Charnes (News Media)            401-727-5983
                  Renita E. O'Connell (Investor Relations) 401-727-5401

         Galoob:  Kathleen R. McElwee                      650-952-1678 x 2210

         HASBRO SUCCESSFULLY COMPLETES TENDER OFFER FOR GALOOB TOYS

      PAWTUCKET, RI, November 2, 1998 - - Hasbro, Inc. [ASE:HAS] announced today that it has successfully completed its cash tender offer to purchase all of the outstanding shares of common stock of Galoob Toys, Inc. [NYSE:GAL] at a price of $12.00 per share.

      Hasbro reported that a total of 16,851,673 shares of Galoob Toys common stock was tendered pursuant to the tender offer (including 505,319 shares subject to guarantees of delivery), which expired at 12:00 Midnight, New York City time, on October 30, 1998, and that all such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Hasbro beneficially owned approximately 93% of the outstanding Galoob shares.

      Hasbro also announced that Hasbro and Galoob expect shortly to effect a merger pursuant to which Galoob will become a wholly-owned subsidiary of Hasbro and all remaining Galoob stockholders (other than Hasbro) will have the right to receive the same $12.00 per share in cash payable pursuant to the tender offer.

      "Galoob is a tremendous addition to our rich brand portfolio," said Alan G. Hassenfeld, Chairman and CEO of Hasbro, Inc. "This acquisition will allow us to build critical mass world wide in the fast-growing vehicles category by combining our popular Winner's Circle(TM) racing cars with Galoob's highly successful Micro Machines(R). We are also excited about adding Galoob's tremendously popular Spice Girls(TM) line to our portfolio," Hassenfeld continued.

      "In addition, the combination of Galoob's Star Wars(TM) small-scale figures and vehicles license with Hasbro's extensive Star Wars(TM) license will allow us to further develop this global brand franchise," Hassenfeld added.

      By fully integrating the worldwide operations of Galoob into Hasbro, the Company expects to achieve economies of scale and cost savings in a variety of areas including product sourcing, manufacturing, marketing, advertising and administrative support functions. Hasbro expects the transaction will be modestly dilutive to earnings in 1998 and accretive beginning in 1999.

      Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool(R), Kenner(R), Tonka(R), OddzOn(R), Super Soaker(R), Milton Bradley(R), Parker Broth ers(R), Tiger(TM) and Hasbro Interactive(TM) products, provide children and families with the highest quality and most recognizable toys and games in the world.

      Galoob Toys, Inc. designs, develops, markets and sells high quality toys worldwide. For more information about the Company and its products, visit Galoob's World Wide Web site at HTTP://WWW.GALOOB.COM.



Certain statements contained in this release contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are inherently subject to know and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the timely manufacture and shipping by the Company of new and continuing products and their acceptance by customers and consumers in a competitive product environment; economic conditions, currency fluctuations and government regulation and other actions in the various markets in which the Company operates throughout the world; the inventory policies of retailers, including the continuing trend of increased concentration of the Company's revenues in the second half and fourth quarter of the year, together with increased reliance by retailers on quick response inventory management techniques, which increases the risk of underproduction of popular items, overproduction of less popular items and failure to achieve tight and compressed shipping schedules; the impact of competition on revenues, margins and other aspects of the Company's business; third party actions or approvals that could delay, modify or increase the cost of implementation of, the Company's Global Integration and Profit Enhancement program; the Company's incurring higher than expected costs to achieve, or not achieving, "Year 2000" readiness with respect to the Company's systems, or the Company's customers, vendors or service providers failing to achieve such readiness; and the risk that anticipated benefits of acquisitions may not occur or be delayed or reduced in their realization. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.


                             INDEX TO EXHIBITS


                                                               Sequential
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(a)(11) Press release of Parent dated November 2, 1998.